                                                                    Exhibit 99.1

                            Statements of Operations



                                                                          Years ended December 31,
                                                            -------------------------------------------------
(In thousands, except per share data)                          1997                 1996                 1995
-------------------------------------------------------------------------------------------------------------
Net sales                                                   $31,810              $36,540              $28,175
Cost of sales                                                26,606               26,729               19,668
                                                            -------------------------------------------------
   Gross profit                                               5,204                9,811                8,507
Selling, general and administrative expenses                  4,405                5,561                2,537
                                                            -------------------------------------------------
   Operating income                                             799                4,250                5,970
Interest income (expense)                                       366                  169                 (316)
                                                            -------------------------------------------------
   Income before provision for income taxes                   1,165                4,419                5,654
Provision for income taxes                                      338                1,914                2,210
                                                            -------------------------------------------------
Net income                                                  $   827              $ 2,505              $ 3,444
                                                            =================================================
Net income per share, basic and diluted                     $   .12              $   .39              $   .64
Average shares outstanding                                    7,024                6,379                5,400
                                                            -------------------------------------------------

The notes are an integral part of the financial statements.

                                 Balance Sheets


                                                                                              December 31,
                                                                                      --------------------------
(In thousands, except share and per share data)                                          1997               1996
----------------------------------------------------------------------------------------------------------------

Assets
Current Assets:
   Cash and cash equivalents                                                          $ 4,588            $ 9,300
   Accounts receivable, net of allowances for doubtful
      accounts and customer returns of $385 and $234, respectively                     10,271              2,928
   Inventories                                                                            726              1,046
   Prepaid expenses and other assets                                                      208                395
   Deferred income taxes                                                                  637                273
                                                                                      --------------------------
         Total current assets                                                          16,430             13,942
Property, plant and equipment, net                                                      8,769              9,391
Other assets                                                                               66                  -
                                                                                      --------------------------
                                                                                      $25,265            $23,333
                                                                                      ==========================

Liabilities and Stockholders' Equity
Current Liabilities:
   Accounts payable and accrued expenses                                              $ 4,666            $ 3,694
                                                                                      --------------------------
         Total current liabilities                                                      4,666              3,694
Deferred income taxes                                                                     366                273
Commitments and contingencies
Stockholders' equity:
   Preferred Stock, par value $.01 per share, 100,000
      shares authorized, none issued                                                        -                  -
   Common Stock, par value $.01 per share, 20,000,000
      shares authorized; 7,028,337 and 7,016,184 shares issued
      and outstanding, respectively                                                        70                 70
   Additional paid-in capital                                                          18,679             18,639
   Retained earnings                                                                    1,484                657
                                                                                      --------------------------
         Total stockholders' equity                                                    20,233             19,366
                                                                                      --------------------------
                                                                                      $25,265            $23,333
                                                                                      ==========================

The notes are an integral part of the financial statements.

                            Statements of Cash Flows


                                                                                  Years ended December 31,
                                                                    ------------------------------------------------
(In thousands)                                                         1997                 1996                1995
--------------------------------------------------------------------------------------------------------------------
Cash flows provided by (used in) operating activities:
Net income                                                          $   827             $  2,505             $ 3,444
Adjustments to reconcile net income to cash
   provided by (used in) operating activities:
      Depreciation                                                    2,466                2,099               1,035
      Loss on disposal of property, plant and equipment                 201                    -                   -
      Deferred income taxes                                            (271)                (249)                158
      Changes in operating assets and liabilities:
         Accounts receivable                                         (7,343)               3,002              (2,956)
         Inventories                                                    320                 (734)                109
         Accounts payable and accrued expenses                          972                  621               2,152
         Prepaid expenses and other assets                              187                 (413)                 31
                                                                    ------------------------------------------------
Net cash provided by (used in) operating activities                  (2,641)               6,831               3,973
                                                                    ------------------------------------------------

Cash flows provided by (used in) investing activities:
   Additions to property, plant and equipment                        (2,164)              (6,107)             (2,564)
   Proceeds from sale of property, plant and equipment                  153                    -                 114
   Purchase of short-term investments                                (6,750)              (4,496)                  -
   Proceeds from redemption of short-term investments                 6,750                4,496                   -
                                                                    ------------------------------------------------
Cash flows used in investing activities                              (2,011)              (6,107)             (2,450)
                                                                    ------------------------------------------------

Cash flows provided by (used in) financing activities:
   Payments to parent company                                             -                    -              (1,107)
   Debt issuance costs                                                 (100)                   -                   -
   Repayment of borrowings                                                -              (11,142)               (342)
   Proceeds from shares issued                                           40               19,545                   -
                                                                    ------------------------------------------------
Cash flows provided by (used in) financing activities                   (60)               8,403              (1,449)
                                                                    ================================================

Increase (decrease) in cash                                          (4,712)               9,127                  74
Cash at beginning of year                                             9,300                  173                  99
                                                                    ------------------------------------------------
Cash at end of year                                                 $ 4,588             $  9,300             $   173
                                                                    ================================================

Supplemental disclosure of cash flow information:

   Interest paid                                                    $     -             $     14             $   316
   Income taxes paid                                                    236                  226                   -
                                                                    ------------------------------------------------

                        Notes to the Financial Statements

                             Description of Business

Business Definition: Until its initial public offering in May 1996, the business of Cerion Technologies Inc. (the "Company") had been operated by Nashua Corporation ("Nashua" or the "Parent") since its acquisition in 1986 by Nashua. As of December 31, 1995, Nashua converted the Company into a wholly owned subsidiary of Nashua and contributed to it the business of the Nashua Precision Technologies division in return for the Company's stock and its assumption of the liabilities of the business. The Company was renamed Cerion Technologies Inc. on March 4, 1996.

    The Company develops, manufactures and markets precision-machined aluminum disk substrates that are used in the production of magnetic thin-film disks for hard disk drives of portable and desktop computers, network servers, add-on storage devices and storage upgrades. The Company operates in one business segment. All sales are denominated in U.S. dollars.

Basis of Presentation: The accompanying financial statements for the year ended December 31, 1995 and the period January 1, 1996 through May 24, 1996, have been prepared as if the Company had operated as an independent, stand-alone entity. Such financial statements have been prepared using the historical basis of accounting and include all of the assets, liabilities, revenues and expenses of the Company previously included in Nashua's consolidated financial statements; however, certain adjustments have been made to reflect the operations of the Company on a stand-alone basis. Consequently, these statements include balances for other assets and liabilities related to the Company that were previously included in Nashua's consolidated financial statements except that there is no allocation to the Company of Nashua's borrowings. However, an allocation of Nashua's interest expense has been recorded as determined based upon the Company's net assets as a proportion of Nashua's consolidated net assets. Management believes that the basis for such allocations is reasonable. The Company's results of operations were included in Nashua's federal, state and local income tax returns through May 24, 1996. See "Parent Company Investment" in the following notes. In accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 55 ("SAB 55"), these statements have been adjusted to include certain corporate expenses incurred by the Parent on the Company's behalf. The financial statements may not necessarily present the Company's financial position and results of operations as if the Company were a stand-alone entity. Beginning on May 24, 1996, the Company's financial statements have been presented on a stand-alone basis.

                   Summary of Significant Accounting Policies

Inventories: The Company values all of its inventories at the lower of cost or market on a first-in, first-out basis (FIFO).

Property, Plant and Equipment, Net: Property, plant and equipment is recorded at cost. Expenditures for maintenance and repairs are charged to expense while the costs of significant improvements are capitalized. Depreciation is provided using the straight-line method. Upon retirement or sale, the cost of assets disposed and the related accumulated depreciation are eliminated and related gains or losses reflected in the statement of operations. The estimated useful lives of the assets are as follows:

--------------------------------------------------------------------------------
Buildings and improvements                                       10 to 40 years
Machinery and equipment                                           4 to 10 years
Furniture and fixtures                                            3 to 10 years
Shipping containers                                                     2 years

Revenue Recognition: Sales of products are recorded based on product shipment to customers.

Research, Development and Engineering: Included in selling, general and administrative expenses are research, development and engineering expenditures of $567,000, $1,071,000 and $648,000 for the years ended December 31, 1997, 1996 and 1995, respectively. Research, development and engineering expenditures are charged to operations as incurred.

Income Taxes: The results of the Company's operations have been included in the federal and state consolidated income tax returns of the Parent for the year ended December 31, 1995 and the provision for income taxes has been calculated as if the Company was a stand-alone taxpayer.

    Prepaid or deferred income taxes result principally from the use of different methods of depreciation for income tax and financial reporting purposes, the recognition of expenses for financial reporting purposes in years different from those in which the expenses are deductible for income tax purposes and the recognition of the tax benefit of net operating losses.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 1997 and 1996 and the reported amounts of net sales and expenses during the three years in the period ended December 31, 1997. Actual results could differ from those estimates.

Cash Equivalents: The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 1997 and 1996, the Company held $4.6 million and $7.4 million, respectively, of various commercial paper instruments carried at cost, which approximated market.

Accounting for Stock-Based Compensation: In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company adopted SFAS 123 through disclosure only.

Impairment of Long-Lived Assets: In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). The initial adoption of SFAS 121 had no impact on the Company's financial statements.

Net Income Per Share: In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). The adoption of SFAS 128 had no impact on the calculation of net income per share for the periods presented. Net income per share for the periods presented is determined by dividing the applicable net income by the weighted average number of common shares outstanding during the period. For periods prior to the initial public offering, the weighted average number of common shares outstanding was assumed to be the number of shares issued to Nashua on December 31, 1995. Options to purchase shares were outstanding during the years ended December 31, 1997 and 1996 but were not included in the diluted earnings per share computation because the exercise price exceeded the average market price for the period.

Reclassifications: Certain amounts within the footnotes related to the classification of Research, Development and Engineering Expenses and Accounts Payable and Accrued Expenses in the prior years' consolidated financial statements have been reclassified to conform with the current year presentation. These reclassifications had no effect on previously reported net income.

                   Related Party Transactions and Allocations

Cash: The Company utilized Nashua's centralized cash management services until May 30, 1996. Under arrangements with Nashua, excess cash generated by the Company was retained by Nashua until May 24, 1996.

Product Sales: During the years ended December 31, 1997, 1996 and 1995, the Company had sales of approximately $0, $208,000 and $645,000, respectively, to divisions of Nashua. There were no amounts due from these divisions at December 31, 1997 and 1996. The Company believes that the product prices for such sales were at market prices.

Corporate Services: In accordance with SAB 55, Nashua has allocated a portion of its domestic corporate expenses and charges to its divisions, including the Company through May 24, 1996. These expenses included management and corporate overhead; benefit administration; risk management/insurance administration; tax and treasury/cash management services; environmental services; litigation administration services; and other support and executive functions. Allocations and charges for services were based on either a direct cost pass-through or a percentage allocation based on factors such as net sales, management time or headcount. Such allocations and corporate charges totaled $147,000 and $227,000 for the years ended December 31, 1996 and 1995, respectively. The allocation and charges ceased on May 24, 1996.

    Certain research and development expenses of the Parent related to the Company's business were allocated to the Company in accordance with SAB 55. These amounts totaled $70,000 and $69,000 for the years ended December 31, 1996 and 1995, respectively, and are included in selling, general and administrative expenses.

    Management believes that the basis used for allocating corporate services was reasonable. However, the terms of these transactions may have differed from those that would have resulted from transactions among unrelated parties. Management believes that related expenses that would have been incurred during the year ended December 31, 1995 had the Company operated on a stand-alone basis would have approximated $784,000 (unaudited).

    Employee fringe benefit expenses were allocated to the Company based on Nashua's total benefits costs and the proportion of Nashua's total salaries and wages represented by the Company's salaries and wages. Fringe benefit costs, which are reflected in cost of sales and selling, general and administrative expenses, include employer FICA and unemployment taxes, medical insurance and annual accruals or contributions made for the Nashua Corporation Retirement Plan for Salaried Employees, the Nashua Corporation Hourly Employees Retirement Plan and the Nashua Corporation Employees' Savings Plan. See "Employee Retirement Plans" in the following notes. The Company was allocated $168,000 and $290,000 for the years ended December 31, 1996 and 1995, respectively, for these expenses. Management believes the allocation method for fringe benefit costs was reasonable. Such allocation ceased on May 24, 1996.

                                   Inventories

Inventories consisted of the following:

                                                              December 31,
                                                         -----------------------
                                                             1997           1996
--------------------------------------------------------------------------------
Raw materials                                            $454,000     $  442,000
Work in progress                                           24,000         19,000
Finished goods                                            248,000        585,000
                                                         -----------------------
                                                         $726,000     $1,046,000
                                                         =======================

                          Property, Plant and Equipment

Property, plant and equipment consisted of the following:

                                                             December 31,
                                                      -------------------------
                                                             1997          1996
--------------------------------------------------------------------------------
Land                                                  $   260,000   $   260,000
Buildings and improvements                              3,908,000     3,908,000
Machinery and equipment                                 8,594,000     7,571,000
Furniture and fixtures                                    310,000       302,000
Construction in progress                                  253,000         4,000
Containers                                              1,950,000     1,882,000
                                                      -------------------------
                                                       15,275,000    13,927,000

Less: accumulated depreciation                         (6,506,000)   (4,536,000)
                                                      -------------------------
                                                      $ 8,769,000   $ 9,391,000
                                                      =========================

                      Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following:

                                                              December 31,
                                                       ------------------------
                                                             1997          1996
-------------------------------------------------------------------------------
Accounts payable - trade                               $2,839,000    $1,802,000
Container deposits                                         18,000       585,000
Accrued payroll and benefits                              925,000       727,000
Income taxes payable                                      304,000        58,000
Other                                                     580,000       522,000
                                                       ------------------------
                                                       $4,666,000    $3,694,000
                                                       ========================


                            Employee Retirement Plans

The Company adopted a defined contribution plan, the Cerion Technologies Inc. Employees Savings Plan ("Savings Plan") as of May 24, 1996. The Savings Plan allows full-time employees to become eligible in the month following employment to make certain tax-deferred voluntary contributions that the Company generally matches with a 50 percent contribution, limited to three percent of an employee's base pay. The Company's expense for the defined contribution plan totaled $145,000 in 1997 and $79,000 from May 24, 1996 through December 31, 1996.

    Retirement benefits were provided to the Company's employees through the Nashua Corporation Employees' Savings Plan ("Nashua Savings Plan"), the Nashua Corporation Hourly Employees' Retirement Plan and the Nashua Corporation Retirement Plan for Salaried Employees ("Retirement Plans") until May 24, 1996. The Retirement Plans were defined benefit plans. Guaranteed retirement income levels were determined based on years of service and salary levels as integrated with Social Security benefits. Employees were eligible under the Retirement Plans after one year of continuous service and were 100 percent vested after five years of service. Nashua's Retirement Plans are subject to Internal Revenue Service and ERISA funding limitations. Assets of the plans were invested in interest-bearing cash equivalents, fixed income securities and common stocks.

    Total expense under the Nashua Savings and Retirement Plans for the years presented through May 24, 1996 is included in the Company's financial statements through the fringe benefit allocations discussed in a prior note: "Related Party Transactions and Allocations." The Company's employees were terminated from future participation in the plan as of May 24, 1996. Nashua's Savings Plan had similar terms and limitations as Cerion's Savings Plan.

                                     Leases

Lease agreements cover warehouse space and office equipment under operating lease arrangements. These leases have expiration dates through January 1, 2000. Rental expense was approximately $70,000 in 1997, $92,000 in 1996 and $78,000 in 1995. Future minimum rents payable under noncancelable leases with initial terms exceeding one year are as follows: $57,000 in 1998 and $54,000 in 1999.

                                  Income Taxes

                                                  Years ended December 31,
                                          -------------------------------------
                                               1997          1996          1995
-------------------------------------------------------------------------------
Current:
Federal                                   $ 493,000    $1,783,000    $1,736,000
State                                       116,000       380,000       316,000
                                          -------------------------------------
Total current                               609,000     2,163,000     2,052,000

Deferred:
Federal                                    (244,000)     (171,000)      134,000
State                                       (27,000)      (78,000)       24,000
                                          -------------------------------------
Total deferred                             (271,000)     (249,000)      158,000
                                          -------------------------------------

Provision for income taxes                $ 338,000    $1,914,000    $2,210,000
                                          =====================================

Deferred tax liabilities and assets are comprised of the following:

                                                               December 31,
                                                         ----------------------
                                                             1997          1996
-------------------------------------------------------------------------------
Deferred tax liabilities:
Depreciation                                             $366,000     $ 273,000
                                                         ======================

Deferred tax assets:
Accrued vacation                                         $ 49,000      $ 63,000
Inventory reserve                                          90,000       187,000
Bad debt reserve                                          154,000        54,000
Accrued bonus                                             135,000        80,000
Accrued fees                                              160,000        25,000
Other                                                      49,000        11,000
                                                         ----------------------
                                                          637,000       420,000

Deferred tax asset valuation allowance                          -      (147,000)
                                                         ----------------------
                                                         $637,000     $ 273,000
                                                         ======================

Reconciliation between income taxes computed using the Federal statutory income tax rate and the Company's effective tax rate are as follows:

                                                  Years ended December 31,
--------------------------------------------------------------------------------
                                             1997            1996           1995
                                          --------------------------------------
Federal statutory rate                      35.0%           35.0%          35.0%
State and local income taxes,
   net of Federal tax benefit                5.0%            4.7%           3.9%
Tax asset valuation reserve                (12.6)%           3.3%             -
Other, net                                   1.6%            0.3%           0.2%
                                          --------------------------------------
Effective tax rate                          29.0%           43.3%          39.1%
                                          ======================================

                              Stockholders' Equity

The Company, on December 31, 1995, initially issued 5,400,000 shares of Common Stock, $.01 par value per share, to Nashua. In exchange, Nashua contributed to the Company the business of the Nashua Precision Technologies Division, including the liabilities of the business.

                                          Parent Company         Common           Paid-in           Retained
                                              Investment          Stock           Capital           Earnings
------------------------------------------------------------------------------------------------------------
Balances, December 31, 1995                  $ 8,458,000        $     -       $         -        $         -
Issuance of Common Stock                      (8,458,000)        54,000         8,404,000                  -
Nashua Notes                                           -              -        (9,294,000)        (1,848,000)
Proceeds from initial public offering
   and selling of 1,615,000 shares                     -         16,000        19,509,000                  -
Issuance of Common Stock in lieu
   of cash payment of directors' fees                  -              -            20,000                  -
Net income                                             -              -                 -          2,505,000
                                             ---------------------------------------------------------------
Balances, December 31, 1996                            -         70,000        18,639,000            657,000
Issuance of Common Stock in lieu
   of cash payment of directors' fees                  -              -            40,000                  -
Net income                                             -              -                 -            827,000
                                             ---------------------------------------------------------------
Balances, December 31, 1997                  $         -        $70,000       $18,679,000        $ 1,484,000
                                             ===============================================================

Issuance of Notes Payable to the Parent: As of March 1, 1996, Cerion distributed a dividend to Nashua in the form of a Promissory Note (the "First Nashua Note") payable to Nashua in the principal sum of $10,000,000. The First Nashua Note had an annual interest rate of 7.32 percent from March 1, 1996 to September 30, 1996.

    As of March 29, 1996, the Company distributed a second dividend to Nashua in the form of a Promissory Note (the "Second Nashua Note") payable to Nashua in the principal amount of $1,142,000. The Second Nashua Note had an annual interest rate of 7.32 percent. On May 31, 1996, the Company repaid the two outstanding Promissory Notes having a combined principal sum of $11,142,000.

Stock Split: During March 1996, the Company effected a 1,800-for-one stock split. All share data in the accompanying financial statements have been retroactively restated to reflect the stock split.

    On May 30, 1996, the Company closed its initial public offering of its stock with the sale of 4,416,000 shares of its Common Stock. Of the 4,416,000 shares of Common Stock sold, 1,615,000 shares were sold by the Company and 2,801,000 were sold by Nashua. Nashua continues to own approximately 37 percent of the Company's outstanding Common Stock. The shares were sold to the public at $13.00 per share. The net proceeds to the Company after the Underwriting Discount was $19,525,350.

                            Parent Company Investment

Because the Company operated at various times as a division and as part of a wholly owned subsidiary of Nashua, its equity accounts have been combined and presented as Parent Company Investment as of December 31, 1995. Parent Company Investment also includes balances related to intercompany transactions and other charges and credits as more fully described in a prior note: "Summary of Significant Accounting Policies." No interest has been charged on Parent Company Investment. A summary of changes in Parent Company Investment is as follows:

                                                       Years ended December 31,
                                                      -------------------------
                                                             1996          1995
-------------------------------------------------------------------------------
Beginning balance                                     $ 8,458,000   $ 6,121,000
Net income                                                      -     3,444,000
Issuance of Common Stock                               (8,458,000)            -
Payments to Parent, net                                         -    (1,107,000)
                                                      -------------------------
Ending balance                                        $         -   $ 8,458,000
                                                      =========================

                      Concentration of Business Activities

Customer Concentration: During the years ended December 31, 1997 and 1996, the Company shipped the majority of its aluminum disk substrates to three customers. These three customers represented approximately 29 percent, 10 percent and 44 percent, in the year ended December 31, 1996 and approximately 41 percent, 43 percent and two percent in the year ended December 31, 1997, respectively, of net sales.

Concentration of Credit Risk: The Company sells in excess of 50 percent of its production to customers in the U.S., with approximately 43 percent of 1997 and 11 percent of 1996 sales being made to companies located in the Pacific Rim. The Company performs periodic credit evaluations of its customers. The Company does not require collateral for its receivables and maintains an allowance for potential credit losses.

Dependence on Supplier: The Company relies solely on one supplier for aluminum blanks used in the manufacture of aluminum disk substrates. Aluminum blank purchases were approximately $7,642,000, $8,536,000 and $5,729,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

                            1996 Stock Incentive Plan

In February 1996, the Board of Directors adopted the 1996 Stock Incentive Plan (the "Plan") and reserved 701,500 shares of Common Stock. The Plan provides for grants of incentive stock options to employees and directors of the Company and grants of stock to non-employee directors of the Company.

    The options are separated into two categories with different vesting provisions. The first category, one-year vesting options, will become exercisable on the first anniversary date of the option grant if the optionee remains an employee or director of the Company on such date. The second category, performance-accelerated options, will become exercisable in tranches of 25 percent each based upon the Common Stock trading, for a period of 20 consecutive trading days, at an average premium of 25 percent, 50 percent, 75 percent and 100 percent, respectively, above the exercise price, if the optionee remains an employee of the Company on such date. However, if any such performance goals are met prior to the first anniversary of the grant date, the shares that would otherwise become exercisable thereby only become exercisable on the first anniversary date of the grant date, if the optionee remains an employee of the Company on such date. On the eighth anniversary of the grant date, any remaining shares subject to a "performance-accelerated" option will become exercisable, if the optionee remains an employee of the Company on such date.

    In the event of a merger, consolidation, reverse merger or reorganization, or certain other events constituting a "Change in Corporate Control" as defined in the Plan, options outstanding under the Plan automatically will become fully vested and will terminate if not exercised prior to such event.

    No option granted under the Plan may be exercised after the expiration of ten years from the date it was granted. The exercise price of options under the Plan will equal the fair market value of the Common Stock on the date prior to the grant. The Plan will terminate in January 2006, unless earlier terminated by the Board of Directors.

    Had compensation cost been determined on the basis of fair value pursuant to SFAS 123, net income and net income per share for 1997 would have been $73,000 and $.01, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants: dividend yield of zero percent for all years, expected volatility of 77 percent, risk-free interest rate of 6.3 percent and expected life of 5.9 years.

A summary of the status of the Company's stock options under the incentive plan follows:

                                Outstanding      Options Price       Exercisable
                                    Options          per Share           Options
--------------------------------------------------------------------------------
December 31, 1995                         0                  -                 -
Options granted                     422,680        $     13.00              None
Options forfeited                    52,500              13.00              None
                                    --------------------------------------------
December 31, 1996                   370,180              13.00              None
Options granted                     389,090         2.25- 4.13              None
Options forfeited                   374,180         4.13-13.00              None
                                    --------------------------------------------
December 31, 1997                   385,090        $2.25- 4.13              None

                            Revolving Credit Facility

The Company secured on March 7, 1997 a $7.5 million revolving credit facility ("facility") that matures March 7, 2000. The facility is collateralized by all the Company's assets and the Company may borrow against the facility based upon prescribed advance rates applied to certain of the Company's accounts receivable and inventories. Availability under the facility as of December 31, 1997 totaled $3.2 million.

    The facility bears interest at the bank's prime rate plus 1/4 percent. The facility's terms include a fee for the unused portion of the credit facility equal to 3/8 percent per annum, payable monthly. The facility contains certain covenants including the maintenance of certain financial ratios.

    In connection with obtaining the facility, the Company paid a commitment fee equal to 100 basis points of the total facility and other costs totaling approximately $90,000 in 1997. These costs are being amortized over the term of the facility.

                                Legal Proceedings

In August and September 1996, two individual plaintiffs initiated lawsuits against the Company, Nashua, certain directors and officers of the Company, and the Company's underwriter, on behalf of classes consisting of all persons who purchased the Common Stock of the Company between May 24, 1996 and July 9, 1996. In March 1997, the two individual plaintiffs, joined by a third plaintiff, initiated a consolidated complaint with substantially the same allegations. In October 1997, the court dismissed the complaint and provided for the plaintiffs to file an amended complaint. The plaintiffs filed an amended complaint in December 1997. The amended complaint alleges that, in connection with the Company's initial public offering, the defendants issued certain materially false and misleading statements and omitted the disclosure of material facts, in particular, certain matters concerning significant customer relationships. The complaints seek damages and injunctive relief. The Company believes this lawsuit is without merit and it has substantial defenses and intends to vigorously defend against this action.

                                Liquidity Matters

During the second half of 1996 and throughout 1997, industry market supply exceeded demand, resulting in significant pricing and volume reductions and net losses for each of the last two quarters of 1996 and close to break-even performance for the first three quarters of 1997. No assurance can be given that further backwards integration by thin-film media manufacturers or other industry factors will not result in canceled orders or further volume reductions beyond levels experienced in the second half of 1996 and 1997. Additionally, the Company does not believe current market conditions will support substantial price increases in the foreseeable future. Unless the Company achieves substantial cost improvements, increased demand and no further price reductions that exceed cost reductions beyond year-end levels, the Company could incur net operating losses and negative cash flows from operating activities. Without such cost improvements and increased demand, at present cost levels and planned capital expenditures of approximately $3.0 million annually, the Company over an extended period of time may exhaust all or substantially all of its cash resources and borrowing availability under its credit facility (See the "Revolving Credit Facility" note for a description of the borrowing limitations under the Company's credit facility). In such event, the Company would be required to pursue other alternatives to improve liquidity, including further cost reductions, sales of assets, the deferral of certain capital expenditures and obtaining additional sources of funds. Furthermore, any significant default by customers on the payment of outstanding amounts due to the Company could cause a significant reduction in liquidity and may exhaust the Company's cash resources sooner than would otherwise happen. No assurances can be given that the Company will be able to pursue such alternatives successfully.

     During the first quarter of 1998, one of the Company's significant customers became delinquent in the payment of outstanding accounts receivable totaling $4.1 million. This delinquency occurred because of the customer experiencing significant operating losses and negative cash flow from operations that strained the customer's liquidity. This customer's outstanding balance due to the Company exceeds an average of approximately 110 days compared to normal trade terms provided to this customer of 60 days. Future payment of this amount by the customer is expected to be structured payments over a time frame not to exceed one year. This anticipated structuring of future payments will reduce the Company's liquidity and financial flexibility. Furthermore, in the event that this customer's financial position worsens during the payment period, the risk of default increases.

      Quarterly Operating Results and Common Stock Information (Unaudited)

                                                   1st           2nd           3rd            4th
(In thousands, except per share data)          Quarter       Quarter       Quarter        Quarter           Year
----------------------------------------------------------------------------------------------------------------
1997
Net sales                                      $ 8,266       $ 7,104        $6,701        $ 9,739        $31,810
Gross profit                                     1,004           947           839          2,414          5,204
Operating income (loss)                             22           (87)         (261)         1,125            799
Net income                                          66             9            45            707            827
Net income per common share                        .01             -           .01            .10            .12
Market bid price:
   High                                           6.88          4.38          3.00           3.44           6.88
   Low                                            3.63          2.63          1.94           1.97           1.94

1996
Net sales                                      $11,774       $13,440        $5,521        $ 5,805        $36,540
Gross profit (loss)                              4,676         4,984           560           (409)         9,811
Operating income (loss)                          3,200         3,592          (879)        (1,663)         4,250
Net income (loss)                                1,848         2,204          (467)        (1,080)         2,505
Net income (loss) per common share(1)              .34           .36          (.07)          (.15)           .39
Market bid price:
   High                                            N/A         19.50         11.25           9.19          19.50
   Low                                             N/A          8.00          2.25           2.75           2.25

1995
Net sales                                      $ 5,028       $ 5,890        $7,232        $10,025        $28,175
Gross profit                                     1,148         1,607         2,131          3,621          8,507
Operating income                                   640         1,123         1,478          2,729          5,970
Net income                                         338           636           854          1,616          3,444

Net income per common share(1)                     .06           .12           .16            .30            .64

N/A--information not applicable as the Company's stock began trading on NASDAQ on May 24, 1996.

The Company's stock is traded on the Nasdaq National Market. At March 9, 1998, there were approximately 2,500 record holders of Cerion's Common Stock.

(1)Earnings per share data prior to May 30, 1996 assumes shares issued to Nashua on December 31, 1995 were outstanding.

                        Report of Independent Accountants

        To the Board of Directors and Stockholders of Cerion Technologies Inc. In our opinion, the accompanying balance sheets and the related statements of operations and of cash flows present fairly, in all material respects, the financial position of Cerion Technologies Inc. at December 31, 1997 and 1996 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating of the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP

Chicago, Illinois
February 2, 1998



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